First Trinity Financial Corporation

7633 E. 63rd Place, Suite 730

Tulsa, Oklahoma 74133

(918) 249-2438

December 2, 2019

VIA EDGAR

David Gessert

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	First Trinity Financial Corporation Registration Statement on Form S-4 File No. 333-234331

Dear Mr. Gessert:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Trinity Financial Corporation (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement so that it may become effective at 5:00 p.m. Eastern Standard Time on Wednesday, December 4, 2019, or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Reid A. Godbolt at (303) 573-1600. The Company hereby authorizes Reid A. Godbolt of Jones & Keller, P.C. to orally modify or withdraw this request for acceleration.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

FIRST TRINITY FINANCIAL CORPORATION

By: /s/ Gregg E. Zahn

Name: Gregg E. Zahn

Title: President and Chief Executive Officer